United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2015

Commission File Number 1-13758

PHAROL, SGPS S.A.

(Exact name of registrant as specified in its charter)

Rua Joshua Benoliel, 1, 2C, Edifício Amoreiras Square

1250 -133 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Announcement | Lisbon | 12 November 2015

OI DISCLOSES THE 2015 THIRD QUARTER RESULTS

PHAROL, SGPS S.A. hereby informs on the Material fact disclosed by Oi, S.A., on the 2015 third quarter results, as detailed in the company’s document attached hereto.

PHAROL, SGPS S.A.

Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	PHAROL is listed on the Euronext (PHR). Information may be accessed on Bloomberg under the symbol PHR PL.	Luis Sousa de Macedo Investor Relations Director ir@pharol.pt Tel.: +351 212 697 698 Fax: +351 212 697 949

pharol.pt

QUARTERLY  REPORT

Consolidated Information and Earnings Release (Unaudited)

This report contains the operating and financial performance of Oi S.A. and its direct and indirect subsidiaries for the third quarter of 2015.

Oi S.A. | www.oi.com.br/ri

3Q15 RESULTS IN LINE TO DELIVER 2015 GUIDANCE

•                  Despite the challenging macroeconomic scenario, Oi has delivered consistent results for another quarter, in line to reach its 2015 guidance of routine EBITDA of R$ 7.0 to 7.4 billion and operational cash flow (OCF) improvement of R$ 1.2 to 1.8 billion, both for the Brazilian operations.

•                  Routine EBITDA of Brazilian operations reached R$ 1,740 million in the quarter, +10.6% y.o.y., as a result of the continued focus on cost efficiency and profitability of the existing customer base.

•                  Despite the 9.5% increase in inflation for the last 12 months (versus 8.9% in 2Q15), Oi presented operating costs and expenses in Brazil of R$ 4,775 million in the quarter, a decrease of 7.5% y.o.y., which represents a real gain of approximately 16%. The routine EBITDA margin of Brazilian operations was 26.7% in 3Q15, an increase of 3.4 p.p. y.o.y.

•                  In 3Q15, OCF (routine EBITDA minus Capex) of the Brazilian operations was R$ 790 million, +455% y.o.y., due to the increase of the routine EBITDA and the focus in a more efficient capital allocation. Capex of Brazilian operations was R$ 950 million (-33.6% y.o.y.), of which 85.6% was directed to the network. The Company has prioritized infrastructure projects and has been able to deliver them very efficiently due to initiatives such as contract renegotiations, network optimization projects and sharing of infrastructure. As a result of these initiatives, Oi has been verifying improvement in customer experience. In the fixed network, for instance, the average speed in broadband increased by 25% in the last twelve months and today 53% of additions are with speeds equal or higher than 10 Mbps. During this same period, IP traffic grew 43% and ADSL congestion rate fell by 17%. In the mobile network, the continuous migration of 2G customers to 3G has driven data traffic growth while Anatel’s metrics of data connection and data drop rate continued to improve.

•                  In Brazil, net customer revenues, which excludes handset sales and revenues from network usage, reached R$ 6,066 million in the quarter, +0.9% y.o.y., despite the unfavorable macroeconomic scenario.

•                  Total net revenues in Brazil reached R$ 6,515 million in the quarter (-3.3% y.o.y.), basically due to the impact of the MTR cut and the outsourcing of the handset operations.

•                  In the Personal Mobility segment, net customer revenues, which excludes sales of handsets and MTR revenues, reached R$ 1,780 million, an increase of 8.1% y.o.y. and 1.3% q.o.q., recording the best market performance in both comparisons. Net service revenues, which excludes only handset revenues, totaled R$ 1,997 million, an increase of 0.9% y.o.y. (2nd largest growth of the market) and 2.4% q.o.q. (the highest growth of the market). For both customer and service revenues, Oi was the only operator to consistently maintain a positive trend in the year-on-year growth over the past five quarters.

•                  The Personal Mobility performance was driven by the increase of 52.8% in data revenues (including VAS), presenting the best performance of the market. The mix of data on service revenues reached 38.3%, an increase of 13 p.p. in the last twelve months, also the best evolution of the market.

•                  In the Residential segment, ARPU continued to show improvement in all products, reaching R$ 79.5 in the quarter (+ 8.3% y.o.y.), as a result of the Company’s focus on the profitability of its customer base. Net revenues of the segment reached R$ 2,437 million (-0.6% y.o.y.), reinforcing the positive trend observed in recent quarters, due to the increase in ARPU combined with the growth of gross adds and stable churn rates, reflecting the quality of sales and the return to a more intensive commercial approach.

•                  In 3Q15, net revenues in the Corporate / SMEs segment decreased by 3.5% y.o.y., mainly affected by the macroeconomic environment in Brazil.

•                  Cash generated by the Brazilian operations reached R$ 686 million in the quarter, after several quarters of cash consumption. This result reflects the Company’s efforts in the pursuit of operational efficiency.

•                  Net debt increased to R$ 37,241 million (+7.5% q.o.q.), mainly impacted by financial results and by the temporary accounting effect of R$ 1.5 billion related to the mark-to-market of derivatives in the period. In October, approximately R$ 1 billion of this accounting effect has been reverted.

•                  As part of the transformation plan, in early November Oi launched Oi Livre, which revolutionizes the telecommunications model in the country by eliminating the community effect and expanding significantly data offer to be freely used. With Oi Livre, the customer has more data without restrictions of usage and more minutes to call any operator anywhere in the country. Oi therefore makes a strategic move, given the reduction in interconnection tariffs in the country, and follows a global trend adopting a model widely used in markets such as the United States and Europe.

Summary

in R$ million or otherwise stated	3Q15	3Q14	2Q15	YoY	QoQ	9M15	9M14	YoY
Oi S.A. Pro-forma (1)
Total Net Revenues	6,827	6,968	6,784	-2.0%	0.6%	20,651	21,223	-2.7%
EBITDA	2,178	2,260	1,899	-3.6%	14.7%	6,088	7,166	-15.0%
EBITDA Margin (%)	31.9%	32.4%	28.0%	-0.5 p.p.	3.9 p.p.	29.5%	33.8%	-4.3 p.p.
Routine EBITDA	1,852	1,698	1,947	9.1%	-4.9%	5,810	5,279	10.1%
Routine EBITDA Margin (%)	27.1%	24.4%	28.7%	2.8 p.p.	-1.6 p.p.	28.1%	24.9%	3.3 p.p.
Consolidated Net Earnings (Loss) (2)	-1,021	5	671	n.m.	n.m.	-797	15	n.m.
Net Debt	37,241	47,799	34,644	-22.1%	7.5%	37,241	47,799	-22.1%
Available Cash	16,415	3,805	16,636	331.4%	-1.3%	16,415	3,805	331.4%
CAPEX	984	1,470	1,069	-33.0%	-7.9%	3,078	4,170	-26.2%

in R$ million or otherwise stated	3Q15	3Q14	2Q15	YoY	QoQ	9M15	9M14	YoY
BRAZIL
Revenue Generating Unit - (‘000)	71,838	75,035	72,975	-4.3%	-1.6%	71,838	75,035	-4.3%
Residential	16,524	17,401	16,791	-5.0%	-1.6%	16,524	17,401	-5.0%
Personal Mobility	47,059	48,976	47,756	-3.9%	-1.5%	47,059	48,976	-3.9%
Corporate / SMEs	7,602	8,004	7,778	-5.0%	-2.3%	7,602	8,004	-5.0%
Public Telephones	651	653	651	-0.3%	0.0%	651	653	-0.3%
Total Net Revenues	6,515	6,738	6,555	-3.3%	-0.6%	19,911	20,549	-3.1%
Net Service Revenues(3)	6,463	6,526	6,486	-1.0%	-0.4%	19,588	19,991	-2.0%
Residential	2,437	2,451	2,460	-0.6%	-0.9%	7,387	7,522	-1.8%
Personal Mobility	1,997	1,978	1,950	0.9%	2.4%	6,006	6,053	-0.8%
Customer (4)	1,780	1,646	1,757	8.1%	1.3%	5,336	4,998	6.8%
Corporate / SMEs	1,967	2,030	2,001	-3.1%	-1.7%	5,986	6,193	-3.3%
Net Customer Revenues(4)	6,066	6,009	6,131	0.9%	-1.1%	18,400	18,366	0.2%
Routine EBITDA	1,740	1,573	1,816	10.6%	-4.2%	5,485	4,923	11.4%
Routine EBITDA Margin (%)	26.7%	23.3%	27.7%	3.4 p.p.	-1.0 p.p.	27.5%	24.0%	3.6 p.p.
CAPEX	950	1,431	1,041	-33.6%	-8.7%	2,976	4,018	-25.9%
Routine EBITDA - CAPEX	790	142	775	455.1%	1.9%	2,509	904	177.5%

(1)         Pro-forma figures, except net earnings, net debt and available cash.

(2)         Consolidated net earnings include the discontinuation of the operations of PT Portugal SGPS, S.A. (“PT Portugal”). Net Earnings from discontinued operations include the positive effect related to the exchange variation on PT Portugal’s book value, which was recorded under shareholders’ equity in 4Q14. With the completion of PT Portugal’s sale in 2Q15, this amount was reclassified to net results from discontinued operations, together with expenses associated with the sale.

(3)         Excludes handset revenues.

(4)         Excludes handset and network usage revenues.

Net Revenues:

Table 1 - Breakdown of Net Revenues

	Quarter					9 Months			Weight %
R$ million	3Q15	3Q14	2Q15	YoY	QoQ	9M15	9M14	YoY	3Q15	3Q14
Total Net Revenues (Pro-forma)	6,827	6,968	6,784	-2.0%	0.6%	20,651	21,223	-2.7%	100.0%	100.0%

Brazil	6,515	6,738	6,555	-3.3%	-0.6%	19,911	20,549	-3.1%	95.4%	96.7%
Residential	2,437	2,451	2,460	-0.6%	-0.9%	7,387	7,522	-1.8%	35.7%	35.2%
Personal Mobility	2,048	2,180	2,018	-6.1%	1.5%	6,325	6,578	-3.8%	30.0%	31.3%
Service	1,997	1,978	1,950	0.9%	2.4%	6,006	6,053	-0.8%	29.2%	28.4%
Customer	1,780	1,646	1,757	8.1%	1.3%	5,336	4,998	6.8%	26.1%	23.6%
Network Usage	217	332	193	-34.7%	12.7%	670	1,056	-36.6%	3.2%	4.8%
Sales of handsets, SIMcards and others	52	202	68	-74.4%	-23.8%	319	525	-39.2%	0.8%	2.9%
Corporate / SMEs	1,967	2,039	2,001	-3.5%	-1.7%	5,989	6,227	-3.8%	28.8%	29.3%
Other services	63	67	76	-6.4%	-17.5%	209	222	-5.9%	0.9%	1.0%

Others	312	231	229	35.1%	36.3%	740	674	9.7%	4.6%	3.3%
Brazil
Net Service Revenues	6,463	6,526	6,486	-1.0%	-0.4%	19,588	19,991	-2.0%	94.7%	93.6%
Net Customer Revenues	6,066	6,009	6,131	0.9%	-1.1%	18,400	18,366	0.2%	88.8%	86.2%

Consolidated net revenues, including the international operations, totaled R$ 6,827 million in 3Q15, -2.0% y.o.y. and +0.6% q.o.q. Net revenues from the Brazilian operations came to R$ 6,515 million, with an annual decrease of 3.3%, which will be discussed further on, while revenues from other international operations (Africa and East Timor) increased by 35.1% in the same period, mainly due to currency exchange effects.

BRAZIL

In 3Q15, total net revenues from the Brazilian operations (“Brazil”) came to R$ 6,515 million, 3.3% lower than in 3Q14 and 0.6% down from 2Q15. The annual decline was mainly due to the reduction in handset revenues, as a result of the outsourcing of handset operations, and to lower revenues from network usage, following the 33.3% cut in the regulated interconnection tariffs of mobile services (MTR) in February 2015. These effects were partially offset by higher broadband (+7.5%) and pay-TV (+42.7%) revenues in the Residential segment, as well as higher data revenues (+52.8%) in the Personal Mobility segment.

Total net service revenues, which excludes handset sales, reached R$ 6,463 million (-1.0% y.o.y.). Total net customer revenues, which excludes network usage and handset sales, grew by 0.9% y.o.y., reaching R$ 6,066 million in 3Q15.

Additionally, the Company’s revenues, especially in the SMEs (B2B) and prepaid (Personal Mobility) segments, were also naturally affected by the unfavourable macroeconomic scenario.

	3Q15	3Q14	2Q15	YoY	QoQ	9M15	9M14	YoY
Residential
Net Revenues (R$ million)	2,437	2,451	2,460	-0.6%	-0.9%	7,387	7,522	-1.8%
Revenue Generating Units (RGU) - (‘000)	16,524	17,401	16,791	-5.0%	-1.6%	16,524	17,401	-5.0%
Fixed Line in Service	10,217	11,128	10,440	-8.2%	-2.1%	10,217	11,128	-8.2%
Fixed Broadband	5,136	5,241	5,167	-2.0%	-0.6%	5,136	5,241	-2.0%
Pay TV	1,171	1,032	1,184	13.4%	-1.1%	1,171	1,032	13.4%
ARPU Residential (R$)	79.5	73.4	78.5	8.3%	1.2%	78.5	73.7	6.6%

Net revenues from the Residential segment reached R$ 2,437 million in 3Q15, 0.6% lower than in 3Q14, presenting significant slowdown of annual decline compared to previous quarters (-2.4% in 2Q15 and -4.4% in 3Q14). The increase in broadband and Pay TV revenues, together with the ARPU increase in three residential products, additionally to the improvement of the net add performance associated to stable churn rates, has been offsetting a growing share of fixed voice revenues decline, which occurs due to the reduction in fixed-to-mobile tariffs (VC) and due to the lower wireline base. This performance was due to improved sales quality, a better client mix and high-end offerings, combined with bundle strategy, upgrade of broadband speed and pay TV upselling, which underline the success of the profitability strategy as a part of the operational turnaround plan. Net revenues from the residential segment fell by 0.9% from 2Q15, chiefly due to the lower wireline and broadband customer base.

In 3Q15, RGUs totaled 16,524 thousand, 5.0% down y.o.y., mainly due to the 8.2% decline in fixed lines. In the sequential comparison, RGUs fell by 1.6%. Despite the reduction, net disconnections decelerate on all products from the Residential segment in this quarter.

Residential ARPU

Residential ARPU continued to grow in the quarter, reaching R$ 79.5, 8.3% up y.o.y. and 1.2% higher than in 2Q15. The consistent ARPU improvement reflects the Company’s focus on selling bundled and high-end offerings, together with cross-selling and upselling initiatives, which increase the profitability of the existing customer base and add more value to new clients. The success of the bundled strategy is also underlined by the increasing percentage of customers with more than one Oi product (63.0% in 3Q15, +2.1 p.p. y.o.y.), resulting in customer loyalty and a control over churn rates.

Wireline

The Company ended 3Q15 with 10,217 thousand wireline customers in the Residential segment (-8.2% y.o.y. and -2.1% q.o.q.) and 223 thousand net disconnections, the lowest level in 2015. Despite the decline in RGUs, the Company has been increasing the profitability of its customer base. Wireline ARPU moved up by 2.4% y.o.y. and 1.6% over the previous quarter. In addition, in this service, the share of low-end offerings in gross adds has been falling substantially this year, declining by 49.6 p.p. between 3Q14 and 3Q15.

Oi remains focused on bundled services, offering packages that combine several products offered by the Company. Bundled offerings build customer loyalty, resulting in churn rates lower than those of standalone products. In 3Q15, Oi Conta Total (OCT) corresponded to 10.9% of the Residential wireline base (+0.9 p.p. y.o.y.), with a churn rate 9.7% lower than the standalone wireline churn rate. The share of low-end offerings in OCT gross adds fell by 19.3 p.p. y.o.y. Oi Voz Total (OVT), on the other hand, corresponded to 14.8% of the

Residential wireline base in 3Q15 (-1.2 p.p. y.o.y.), with a churn rate 19.9% lower than the standalone wireline offering. The average penetration of SIM cards per OVT customer remained flat at 1.6 in the quarter, which represents a 8.4% growth compared to 3Q14.

At the end of 3Q15, began the expansion of sales process of Oi Total, the new bundle packages, including exclusive offers with fixed line, broadband, TV and mobile. Three states were fully covered with the new bundle and the results showed growth in gross additions of fixed line, broadband and TV when compared to those localities without this bundle offer. In this context, it is expected the expansion of Oi Total for more than half of Oi’s residential operation area by the end of 2015. There are 4 combinations of offerings for different customer profiles, while focusing on simplifying the portfolio and with broadband speeds that can reach up to 35 Mbps through VDSL.

Broadband

Oi ended 3Q15 with 5,136 thousand fixed broadband RGUs in the Residential segment, 2.0% down y.o.y. and 0.6% lower than in 2Q15. As in the wireline segment, net disconnections fell between 2Q15 and 3Q15 (- 30,000 in 3Q15 versus -47,000 in 2Q15), as a result of the upturn in gross adds. Oi’s broadband penetration in households that have Oi services continued to increase, reaching 50.3% in the quarter (+3.2 p.p. y.o.y. and +0.8 p.p. q.o.q.).

It is important to highlight the continuous increase in the average broadband speed, which exceeded 5 Mbps this quarter (5.2 Mbps), 24.7% up on 3Q14 and 6.8% higher than in the previous quarter, due to the successful profitability initiatives. The share of RGUs with speeds equal to or greater than 5 Mbps and 10 Mbps improved by 12.4 p.p. y.o.y. to 58.0% and 8.8 p.p. to 29.6%, respectively. The average speed of gross adds was 7.3 Mbps (+52.0% y.o.y. and +1.7% q.o.q.). Currently, around 75.9% of gross adds have speeds equal to or greater than 5 Mbps and 52.8% have speeds equal to or greater than 10 Mbps.

Continued optimization and selectivity of investments with better allocation in areas with increased demand and competitive equilibrium have resulted in the growth of the broadband average speed experienced by the customer, crucial to enable the Company’s strategy of increasing the customer base profitability, improve the mix entry of new users and enhance customer loyalty. The success of this strategy is reflected in the 9.2% y.o.y. increase in fixed broadband ARPU. In 3Q15, broadband also presented a significant improvement in the gross adds mix, with a 16.6 p.p. y.o.y. decline in the share of low-end offerings.

Pay TV

Oi’s pay TV base ended the quarter with 1,171 thousand RGUs, 13.4% up on 3Q14, combined with a substantial 12.7% ARPU growth in the same period. In the sequential comparison, RGUs fell by 1.1%, offset by the 1.5% increase in ARPU, due to the Company’s focus on increasing the profitability of the existing customer base.

Pay TV also experienced a reversal in the trend of net disconnections, which reached -13,000 in 3Q15 versus -48,000 in the previous quarter. Oi TV penetration in households that have Oi products reached 11.5% in 3Q15, 2.2 p.p. higher than in 3Q14 and 0.1 p.p. up on 2Q15. In addition, Pay TV presented a substantial reduction in the share of low-end offerings in the gross add mix (-22.6 p.p. y.o.y.).

Oi continues investing to make Oi TV increasingly more attractive, offering full content, with high definition in all the plans, in addition to a large number of channels, including open channels in high definition in all the offers, pay-per-view services and digital video recording (DVR). The Company has recently launched Oi Play, a TV Everywhere service, which allows customers to watch content from several programmers at any time, live or on demand, in any device (smartphone, tablet or PC) connected to the internet at no additional cost. Constant product innovation combined with its quality and differentiated satellite capacity enables Oi to remain a strong competitor in the market and move forward with its bundled and profitability strategies (cross selling and upselling), resulting in higher revenues per client and increased customer loyalty. In this context, it can be seen churn rates in households with 3 products (3P) 2.2 p.p. lower than in households which with only 1 product (Oi TV).

	3Q15	3Q14	2Q15	YoY	QoQ	9M15	9M14	YoY
Personal Mobility
Net Revenues (R$ million)	2,048	2,180	2,018	-6.1%	1.5%	6,325	6,578	-3.8%
Service	1,997	1,978	1,950	0.9%	2.4%	6,006	6,053	-0.8%
Customer (1)	1,780	1,646	1,757	8.1%	1.3%	5,336	4,998	6.8%
Network Usage	217	332	193	-34.7%	12.7%	670	1,056	-36.6%
Sales of handsets, sim cards and others	52	202	68	-74.4%	-23.8%	319	525	-39.2%
Revenue Generating Units (RGU) - (‘000)	47,059	48,976	47,756	-3.9%	-1.5%	47,059	48,976	-3.9%
Prepaid Plans	40,296	41,990	40,719	-4.0%	-1.0%	40,296	41,990	-4.0%
Postpaid Plans (2)	6,763	6,986	7,037	-3.2%	-3.9%	6,763	6,986	-3.2%

Note:	(1)	Excludes handset and network usage revenues.
	(2)	Includes: high-end postpaid plans, Oi Controle, bundled mobile services (Oi Conta Total and Oi Internet Total) and 3G (mini-modem).

Total net revenues from the Personal Mobility segment reached R$ 2,048 million in 3Q15, 6.1% down y.o.y., due to the MTR cuts and lower revenues from the sale of handsets, SIM cards and others, as a result of the outsourcing of handset operations. In the sequential comparison, net revenues increased by 1.5% due to higher customer and network usage revenues.

Net service revenues totaled R$ 1,997 million in the period, an increase of 0.9% y.o.y. and 2.4% q.o.q. It is worth to highlight this positive performance, given the negative impact of the cut in the MTR tariffs and the unfavorable macroeconomic environment.

Customer revenues amounted to R$ 1,780 million, +8.1% y.o.y., as a result of the 52.8% increase in data revenues, which reached R$ 764 million in the quarter, representing 42.9% of total customer revenues (+12.5 p.p. y.o.y. and +2.5 p.p. q.o.q.) and 38.3% of total service revenues of the segment (+13.0 p.p. y.o.y. and +1.9 p.p. q.o.q.).

Revenues from network usage fell by 34.7% y.o.y., totaling R$ 217 million in 3Q15, explained by the regulated MTR cuts implemented in February 2015 and the reduction in off-net traffic. In the sequential comparison, revenues from network usage increased by 12.7% mainly due to seasonal effects.

The migration from voice to data is accelerating and the Company has experienced continuous growth in this line of revenues, driven by increased penetration of smartphones in the customer base, the investment made to leverage its unique infrastructure of transmission and transportation and the launch of innovative plans offering more data traffic to customers, such as Oi Livre.

After ten months of deep study of the telecom consumption habits in Brazil, Oi launched in early November,

the Oi Livre, a set of innovative offerings with significant increase in data allowances and flat fee for calls to any operator anywhere in Brazil. This initiative revolutionizes mobile service in the country, disrupting from the model in which consumers acquire SIM cards of different operators and use data to avoid paying high rates for off-net calls. It is a strategic move given the scenario of reduction in interconnection tariffs in the country, and follows a global trend, adopting a model widely used in developed markets such as the USA and Europe. In addition, the increase in data allowances meets the growing demand for access to millions of apps available for smartphones.

On February 24, 2015, interconnection tariffs (MTR) declined by 33.3% to R$ 0.15517, R$ 0.15897 and R$ 0.15485 in Regions I, II and III, respectively. Anatel approved additional cuts, as follows: (i) in 2016: R$ 0.09317, R$ 0.10309 and R$ 0.11218; (ii) in 2017: R$ 0.04928, R$ 0.05387 and R$ 0.06816; (iii) in 2018: R$  0.02606, R$  0.02815 and R$  0.04141; and (iv) in 2019: R$  0.01379, R$  0.01471 and R$0.02517 in Regions I, II and III, respectively.

Handset sales totaled R$ 52 million in 3Q15, 74.4% lower than in 3Q14 and 23.8% down from 2Q15, due to the outsourcing of handset logistics and finances in April this year. This reduction in handset revenues has a positive impact on the EBITDA margin and reduces logistics and warehousing costs.

This new distribution model has the following main objectives: (i) accelerate sales and the migration of the customer base to 3G/4G smartphones; (ii) increase logistics efficiency and improve the supply of handsets to the sale channels; (iii) reduce logistics costs and COGS; and (iv) reduce the working capital employed in the handset operation. Oi remains responsible for the strategic management of the handset chain, the relationship with sales channels and the definition of the handset portfolio, while its partner is responsible for the purchase, distribution and sale of handsets.

Smartphone sales accounted for 86% of total sales in the quarter and 3G/4G handset penetration reached 56% of the total base (+19 p.p. y.o.y.). The Company has been encouraging the migration from 2G to 3G technology, which provides customers with better data usage experience. As a result, Oi has improved its perception of service quality and provided higher data traffic per client in its network.

Oi closed 3Q15 with 47,059 thousand RGUs (-3.9% y.o.y. and -1.5% q.o.q.) in the Personal Mobility segment. Net disconnections totaled 1,917 thousand in the last 12 months, of which 1,694 thousand were prepaid and 223 thousand were postpaid, as a result of the strict customer base disconnection policy focused on cost control and business profitability.

The mobile client base (Personal Mobility + Corporate / SMEs) reached 49,484 thousand RGUs in 3Q15, 47,059 thousand of which in the Personal Mobility segment and 2,424 thousand in the Corporate / SMEs segment. The Company recorded 5.3 million gross adds and 769 thousand net disconnections in 3Q15.

Prepaid

The prepaid customer base reached 40,296 thousand RGUs in 3Q15, 4.0% down y.o.y. due to the continuation of the customer base disconnection policy. In the sequential comparison, there was a 1.0% decline, with 423 thousand net disconnections.

Despite the economic slowdown, recharges increased by 1.9% over 3Q14, due to measures such as the end of navigation at slower speeds after consumption of the contracted volume in all Internet packages (including daily packages), the repositioning of offerings and the simplification of the recharge portfolio.

VAS revenues in the prepaid segment increased by 39.3% over 3Q14, due to the offering of services focusing on smartphones with high relevance for customers, in addition to the increase in service sales channels.

Prepaid offerings have a strategic value for the Company, as they have low customer acquisition and maintenance costs, no bad debt and a favorable impact on working capital.

Postpaid

The postpaid segment closed the quarter with 6,763 thousand RGUs (-3.2% y.o.y. and -3.9% q.o.q.) and a 14.4% share of the total base of Personal Mobility.

Given Oi’s focus on cost control and customer base profitability, this quarter it started disconnecting the Oi Controle plan, which presented a decrease of 5.7% y.o.y. in its customer base. This plan still presents strategic value for the Company, since it combines advantages that are characteristic of prepaid offerings, such as the absence of bad debt and a favorable impact on working capital, with advantages that are characteristic of postpaid offerings, such as a heavier consumption profile. This quarter, Oi Controle customers accounted for 40.8% of the total postpaid base.

2G, 3G and 4G LTE Coverage

Oi’s 2G coverage reached 3,400 municipalities in 3Q15 (93% of the country’s urban population). 3G coverage was expanded to 247 new municipalities (+25.1% y.o.y.), totaling 1,230 municipalities, or 79% of the Brazilian urban population.

In order to meet the increasing demand for data usage and seize the opportunities in the mobile data segment, the Company has been improving its quality of coverage and 3G network capacity, encouraging further migration from the 2G to the 3G network, where the quality of the customer experience is significantly better. As a result, the Company has been showing continuous improvement in Anatel’s quality indicators.

The Company offers 4G LTE access in 45 municipalities, which represent 36% of the urban population.

Mobile ARPU

Mobile ARPU treats total mobile service revenues (Personal Mobility + Corporate / SMEs) as if they were generated by a separate mobile company, i.e. including revenues from traffic between Oi’s mobile and wireline divisions (intercompany), but excluding revenues from mobile long-distance calls that belong to the STFC license (fixed voice concession).

Mobile ARPU reached R$ 16.7 in the quarter, -3.9% y.o.y. due to the MTR cuts. In sequential basis, ARPU increased by 2.6% due to the Company’s efforts to increase profitability in its customer base. Excluding interconnection revenues, mobile ARPU increased by a substantial 14.2% y.o.y.

The focus on portfolio simplification with a reduced number of less profitable plans and recharge offerings, combining voice and data packages across the entire portfolio, resulted in the increase in ARPU of new customers and the reduction in operating costs thanks to the simplification of sales processes.

It is important to highlight another quarter of healthy ARPU performance. This consistent behavior is the result of the efforts introduced in 2014, designed to improve customer loyalty and profitability, turning them into important drivers of the operational turnaround.

Corporate / SMEs

	3Q15	3Q14	2Q15	YoY	QoQ	9M15	9M14	YoY
Corporate / SMEs
Net Revenues (R$ million)	1,967	2,039	2,001	-3.5%	-1.7%	5,989	6,227	-3.8%
Revenue Generating Units (RGU) - (‘000)	7,602	8,004	7,778	-5.0%	-2.3%	7,602	8,004	-5.0%
Fixed	4,584	4,909	4,677	-6.6%	-2.0%	4,584	4,909	-6.6%
Broadband	594	622	604	-4.6%	-1.6%	594	622	-4.6%
Mobile	2,424	2,472	2,497	-1.9%	-2.9%	2,424	2,472	-1.9%

Note: SMEs means small and medium enterprises.

Net revenues in the Corporate / SMEs segment amounted to R$ 1,967 million in 3Q15 (-3.5% y.o.y. and - 1.7% q.o.q.), due to the cuts in MTR and VC tariffs, the reduction in voice traffic and the negative impact of the economic scenario on companies and governments.

Oi closed 3Q15 with 7,602 thousand RGUs in the Corporate / SMEs segment, -5.0% y.o.y. and -2.3% q.o.q. The data circuit plant and the IT solution sales grew in the period, while the advanced voice base remained stable.

Corporate

The Company has reduced its dependence on voice services through the more intensive offering of data, IT and value-added services, such as security solutions and cloud, ICT, datacenter, M2M (Machine-to-Machine) and management services. As a result, the share of non-voice services increased by 4.0p.p. over the same period last year, representing 63.2% of the segment’s total net revenues. Excluding non-recurring revenues from 2014 (FIFA contract), VAS and IT revenues in the segment moved up by 17.8% y.o.y., while data revenues grew by 2.4% in the period.

SMEs

Despite the economic slowdown, structural measures designed to reduce costs and improve processes have led to higher margins. These measures include: (i) an increased share of low-cost channels in the sales mix; (ii) portfolio simplification in order to improve efficiency and quality in the product chain; (iii) revision of the after-sales structure in order to improve the management of delivery, repair and accounts; (iv) revision of the credit policy in order to reduce bad debt; and (v) end of handset subsidies.

Operating Costs and Expenses

Table 2 - Breakdown of Operating Costs and Expenses

Item - R$ million	3Q15	3Q14	2Q15	YoY	QoQ	9M15	9M14	YoY
Operating Expenses (Pro-forma)
Personnel	691	703	622	-1.7%	11.1%	1,930	2,129	-9.4%
Interconnection	449	632	451	-28.9%	-0.4%	1,406	2,071	-32.1%
Third-Party Services	1,574	1,567	1,619	0.4%	-2.8%	4,746	4,655	2.0%
Network Maintenance Service	529	488	501	8.5%	5.6%	1,490	1,410	5.6%
Handset Costs/Other (COGS)	20	182	47	-89.1%	-57.5%	216	471	-54.2%
Marketing	136	205	98	-33.7%	38.7%	273	516	-47.1%
Rent and Insurance	928	772	823	20.3%	12.8%	2,637	2,360	11.7%
Provision for Contingencies	186	137	269	35.7%	-31.0%	678	494	37.1%
Provision for Bad Debt	184	143	182	28.3%	1.0%	536	529	1.2%
Taxes and Other Expenses (Revenues)	279	442	226	-37.0%	23.5%	930	1,308	-28.9%
Routine OPEX	4,975	5,270	4,837	-5.6%	2.8%	14,841	15,944	-6.9%

In 3Q15, consolidated routine opex, including the international operations, totaled R$ 4,975 million, 5.6% down from 3Q14 and 2.8% higher than in 2Q15.

Routine opex in the Brazilian operations stood at R$ 4,775 million in 3Q15, 7.5% down y.o.y. and virtually in line with 2Q15. Considering the 9.5% of inflation in the period, this result in a real decrease of around 16% in opex. The Company’s focus on the operational turnaround through initiatives of efficiency gain and cost- reduction has been presenting solid results in 2015, despite the depreciation of the Brazilian real and the increase in energy tariffs and inflation.

Personnel

In 3Q15, personnel costs and expenses in Brazil totaled R$ 656 million, 2.7% less than in 3Q14, reflecting the measures adopted to increase productivity and efficiency, control of overtime and on-call, downsize and a more restrictive hiring policy.

Interconnection

Interconnection costs in Brazil closed 3Q15 at R$ 431 million, 31.3% down from 3Q14 due to the 33.3% MTR cuts in February this year and the decline in off-net traffic.

Third-party Services

In 3Q15, costs and expenses related to third-party services in the Brazilian operations fell by 0.7% y.o.y. and 2.8% from 2Q15, totaling R$ 1,530 million. This performance was mainly due to the sales channel optimization, with increased use of own channels and lower expenses with consulting services.

Network Maintenance Services

Network maintenance service costs and expenses in Brazil totaled R$ 516 million in 3Q15 (+7.2% y.o.y.  and +5.3% q.o.q.), mainly due to contractual adjustments with the network service providers. This expense line is associated with service quality, which is a priority for the Company, despite its focus on cost reduction and efficiency gains.

Handset Costs/Other (COGS)

Handset costs in the Brazilian operations fell substantially y.o.y. (-97.1%) and q.o.q. (-86.2%) to R$ 5 million in the quarter, due to the outsourcing of sales and inventory management of the handset operations in April 2015.

Marketing

Marketing expenses totaled R$ 128 million in 3Q15, a 35.6% y.o.y. decline, chiefly due to campaigns related to the World Cup last year. In the sequential comparison, the 40.5% increase was due to higher advertising expenses.

Rent and Insurance

Rent and insurance expenses in the Brazilian operations increased by 19.5% y.o.y. and 12.4% q.o.q., totaling R$ 912 million in 3Q15. This increase was due to the dollar appreciation and contractual adjustments, especially those of GlobeNet and the SES-6 satellite, in addition to higher costs with the leasing of the mobile towers sold in 2014.

Provision for Contingencies

The Company recorded provisions for contingencies in the Brazilian operations totaling R$ 186 million in 3Q15, +35.7% y.o.y due to the increase in the number of claims in the Special Civil Court (JEC - Juizado Especial Cível) and the growth in their average amount.

Provision for Bad Debt

The provision for bad debt totaled R$ 181 million in 3Q15 (+29.5% y.o.y and +1.6% q.o.q.) due to the macroeconomic scenario in Brazil, which has had a direct impact on delinquency rates in all economic sectors. The provision for bad debt represented 2.8% of net revenues from the Brazilian operations in the period (+0.7 p.p. y.o.y.).

EBITDA

Table 3 - EBITDA and EBITDA margin

	3Q15	3Q14	1Q15	YoY	QoQ	9M15	9M14	YoY
Oi S. A. Pro-forma
EBITDA (R$ million)	2,178	2,260	1,899	-3.6%	14.7%	6,088	7,166	-15.0%
Brazil	2,066	2,134	1,768	-3.2%	16.8%	5,763	6,809	-15.4%
Others	112	125	131	-10.8%	-14.3%	325	357	-8.8%
EBITDA Margin (%)	31.9%	32.4%	28.0%	-0.5p.p.	3.9p.p.	29.5%	33.8%	-4.3p.p.
Non-routine Items	-326	-561	48	-42%	n.m.	-278	-1,887	-85.3%
Reported OPEX	4,649	4,709	4,885	-1.3%	-4.8%	14,563	14,057	3.6%
Routine EBITDA (R$ million)	1,852	1,698	1,947	9.1%	-4.9%	5,810	5,279	10.1%
Brazil	1,740	1,573	1,816	10.6%	-4.2%	5,485	4,923	11.4%
Others	112	125	131	-10.8%	-14.3%	325	357	-8.8%
Routine EBITDA Margin (%)	27.1%	24.4%	28.7%	2.8p.p.	-1.6p.p.	28.1%	24.9%	3.3p.p.
Brazil	26.7%	23.3%	27.7%	3.4p.p.	-1.0p.p.	27.5%	24.0%	3.6p.p.
Others	35.9%	54.3%	57.0%	-18.5p.p.	-21.1p.p.	43.9%	52.9%	-9.0p.p.

In 3Q15, consolidated routine EBITDA totaled R$ 1,852 million, 9.1% up on 3Q14 and 4.9% down in the sequential comparison.

Routine EBITDA in the Brazilian operations reached R$ 1,740 million in 3Q15, 10.6% up on 3Q14, thanks to the strategy of cost discipline and operational efficiency combined with the focus on increasing the profitability of Oi’s customer base. In the quarter, the routine EBITDA margin in the Brazilian operations stood at 26.7%, versus 23.3% in 3Q14 (+3.4 p.p.). In the sequential comparison, Brazil’s routine EBITDA fell by 4.2% chiefly due to the 0.6% reduction in net revenues and the 0.8% increase in costs in the period.

In the quarter, non-routine opex items totaled R$ 326 million due to the revision of the statistic methodology for the calculation of provisions related to the Expansion Plan (PEX).

Routine EBITDA of international operations (Africa and East Timor) totaled R$ 112 million in the period (-10.8% y.o.y. and -14.3% q.o.q.). African and Asian business incurred in operational costs (IT, maintenance, etc.), which are related to services rendered by PT Portugal. Previously to the sale of PT Portugal, these costs were eliminated under the consolidation process and, since June 2015, these costs are accounted for opex in international business.

Capex

Table 4 - Capex

R$ million	3Q15	2Q14	3Q14	YoY	QoQ	9M15	9M14	YoY
Capex - Pro-forma
Brazil	950	1,431	1,041	-33.6%	-8.7%	2,976	4,018	-25.9%
Others	34	39	27	-12.8%	25.2%	102	152	-32.6%
Total	984	1,470	1,069	-33.0%	-7.9%	3,078	4,170	-26.2%

The Company’s consolidated investments totaled R$ 984 million in 3Q15, 33.0% down from 3Q14 and 7.9% lower than 2Q15. In the same period, Capex in Brazil came to R$ 950 million, 33.6% lower than 3Q14 and 8.7% down from 2Q15.

In line with the Company’s focus on investment efficiency and quality of customer experience, and in addition to the contract gains in the negotiations related to the fixed and broadband network, Oi continued to restructure its transport backbone with the implementation of the 100G OTN and Single Edge projects.

Recently, the Company concluded negotiations based on the Single-RAN strategy, which will allow that, by the end of the contract, approximately 75% of the mobile network sites remain with one single supplier.

These initiatives demonstrate Oi’s success in controlling its resources coupled with improvement and increase of capacity of its transmission network, allowing higher speeds and increased volume of data traffic. The evolution in Oi’s services quality is demonstrated by the better performance in Anatel’s quality metrics in mobility and the reduction in the fixed broadband network congestion.

In Brazil, Oi allocated 85.6% of the total Capex (R$ 814 million) to investments in the network in 3Q15.

Operational Cash Flow (EBITDA —Capex)

Table 5 - Operational Cash Flow

R$ million	3Q15	3Q14	2Q15	YoY	QoQ	9M15	9M14	YoY
Oi S. A. - Pro-forma
Routine EBITDA	1,852	1,698	1,947	9.1%	-4.9%	5,810	5,279	10.1%
Capex	984	1,470	1,069	-33.0%	-7.9%	3,078	4,170	-26.2%
Routine Operational Cash Flow (EBITDA - Capex)	868	229	878	279.5%	-1.2%	2,732	1,109	146.3%

Table 6 - Operational Cash Flow of Brazilian Operations

R$ million	3Q15	3Q14	2Q15	YoY	QoQ	9M15	9M14	YoY
Oi S. A.
Routine EBITDA	1,740	1,573	1,816	10.6%	-4.2%	5,485	4,923	11.4%
Capex	950	1,431	1,041	-33.6%	-8.7%	2,976	4,018	-25.9%
Routine Operational Cash Flow (EBITDA - Capex)	790	142	775	455.1%	1.9%	2,509	904	177.5%

Consolidated routine operational cash flow (Routine EBITDA minus Capex) was R$ 868 million in 3Q15, substantially higher than in 3Q14, when it came to R$ 229 million, and 1.2% lower than in 2Q15.

In 3Q15, routine EBITDA minus Capex of the Brazilian operations totaled R$ 790 million, a massive 455.1%

y.o.y. increase due to the solid 10.6% growth in routine EBITDA and the efficient investment allocation, as previously explained. In the sequential comparison, there was a 1.9% improvement.

Depreciation / Amortization

In 3Q15, the Company reported depreciation and amortization expenses of R$ 1,287 million, 11.8% up y.o.y. and 1.1% higher than in 2Q15.

Table 7 - Depreciation and Amortization

R$ million	3Q15	3Q14	2Q15	YoY	QoQ	9M15	9M14	YoY
Depreciation and Amortization Pro-forma
Total	1,287	1,151	1,272	11.8%	1.1%	3,778	3,408	10.8%

Financial Results

Table 8 - Financial Results (Oi S.A. Consolidated)

R$ Million	3Q15	3Q14	2Q15	9M15	9M14
Oi S. A. Consolidated
Net Interest (on fin. investments and loans and financing)	-1,238	-617	-876	-2,967	-1,860
Net FX result (on fin. investments and loans and financing)	-500	-237	-399	-1,043	-729
Other Financial Income / Expenses	-236	-141	66	-441	-638
Net Financial Income (Expenses)	-1,973	-995	-1,210	-4,452	-3,227

Oi S.A. posted net financial expenses of R$ 1,973 million in 3Q15, an increase of R$ 763 million or 63.1% in sequential terms and 98.3% over the same quarter last year. Net interest increased by R$ 361 million, while the net foreign exchange result moved up by R$ 101 million and other financial income/expenses climbed by R$ 302 million in sequential terms.

It is worth noting that the 3Q15 figures reflected a complete quarter of financial results impacted from the debt of Portugal Telecom International Finance (PTIF), which was no longer classified under liabilities associated with assets held for sale, but incorporated into the Company’s consolidated results from June 2015 on. In 3Q14, this debt had no impact on the income statement as PT Portugal results had been discontinued, and in 2Q15, it only affected interest and the foreign exchange result in one month. Therefore, financial results are not fully comparable.

The impact of financial expenses related to PTIF’s debt totaled R$ 338 million in 3Q15, including interest and exchange variation, as well as the hedge results related to this debt (swaps, NDFs, and cash in foreign currency).

In addition to the impact of the financial results related to PTIF, net interest was also negatively impacted by higher interest on foreign-currency debt, due to the appreciation of the Euro and the Dollar against the Brazilian Real. The exchange rate impact was partially offset by the reduction in interest related to the debt in Brazilian Reais, due to prepayments at the end of June, despite the increase in CDI and a high IPCA (inflation rate) in the quarter.

The increase in the net foreign exchange result reflects once again the impact of higher CDI on the Company’s hedging costs, as well as the increase in the average debt denominated in foreign currency.

The quarterly variation in other financial income/expenses is impacted by the financial gains from the prepayment of debentures in 2Q15, totaling approximately R$ 250 million.

Net Earnings (Loss)

Table 9 - Net Earnings (Loss) (Oi S.A. Consolidated)

R$ Million	3Q15	3Q14	2Q15	YoY	QoQ	9M15	9M14	YoY
Net Income
Earnings before interest and taxes (EBIT)	891	1,108	627	-19.6%	42.2%	2,310	3,674	-37.1%
Financial Results	-1,973	-995	-1,210	98.3%	63.1%	-4,452	-3,227	38.0%
Financial Expenses	-1,780	-1,412	-1,576	26.1%	12.9%	-9,333	-4,259	119.1%
Financial Income	570	374	307	52.5%	85.8%	4,881	1,033	372.7%
Income Tax and Social Contribution	55	-61	141	n.m.	-60.9%	258	-352	n.m.
Net Earnings (Loss) from Continuing Operations	-1,027	52	-442	n.m.	n.m.	-1,883	95	n.m.
Net Results from Discontinued Operations	6	-47	1,113	n.m.	-99.5%	1,086	-80	n.m.
Consolidated Net Earnings (Loss)	-1,021	5	671	n.m.	n.m.	-797	15	n.m.
attributable to owners of the Company	-981	8	620	n.m.	n.m.	-762	14	n.m.
attributable to non-controlling interests	-40	-3	51	n.m.	n.m.	-35	1	n.m.

In 3Q15, earnings before interest and taxes (EBIT) came to R$ 891 million, 19.6% lower than in the same period last year, due to the increase in the depreciation and amortization expenses and the lower impact of non-routine items in the quarter, which more than offset the improvement in routine EBITDA.

The Company recorded a consolidated net loss of R$ 1,021 million in 3Q15, due to the higher impact of financial results.

Debt & Liquidity

Table 10 - Debt

R$ million	Sep/15	Sep/14	Jun/15	% Gross Debt
Debt
Short Term	8,237	5,121	7,603	15.4%
Long Term	45,419	46,484	43,677	84.6%
Total Debt	53,656	51,604	51,280	100.0%
In Local Currency	13,493	21,122	17,061	25.1%
In Foreign Currency	46,606	32,404	37,146	86.9%
Swaps	-6,443	-1,921	-2,927	-12.0%
(-) Cash	-16,415	-3,805	-16,636	-30.6%
(=) Net Debt	37,241	47,799	34,644	69.4%

The Company’s consolidated gross debt ended 3Q15 at R$ 53,656 million, 4.6% or R$ 2,376 million higher than in 2Q15. Two events impacted the Company’s gross debt in 3Q15: (i) exchange variation on the debt hedged by cash and (ii) accounting effect from the mark-to-market of derivatives:

(i)        There was a strong depreciation of the Brazilian Real (BRL) against the Euro and the Dollar in the period. The Company maintains a very conservative policy of hedging through financial instruments of derivatives and cash denominated in foreign currency (natural hedge). The latter, however, is not considered in the calculation of gross debt.

Therefore, the impact of the exchange rate variation in gross debt is primarily due to the portion of debt that is hedged with cash, which basically refers to the proceeds from the sale of PT Portugal, kept in Euros in order to hedge the debt legacy of Portugal Telecom.

(ii)     For accounting purposes, debt denominated in foreign currency is recorded in the balance sheet by the exchange rate as of the closing day of the balance, while the derivatives hired to cover these loans are recorded at fair value (mark-to-market - MTM). To calculate the MTM of derivatives, the interest rate on dollar traded at BM&FBovespa (cupom cambial) is used as discount factor.

In 3Q15, there was an atypical volatility in the cupom cambial curve for derivatives hired by Oi, moving up by about 284 basis points, resulting in a negative accounting impact of R$ 1.5 billion in the calculation of MTM.

This effect is accounting and temporary, reflecting the mismatch between the mark-to-market and the accrual of derivatives that converge at the end of the contracts, therefore, annulling this impact.

It is worth noting that this effect is calculated every quarter, although not producing significant impact on the debt in previous quarters. In 3Q15, the impact was significant due to the atypical volatility of the cupom cambial in the period. In October, for example, approximately R$ 1 billion of this effect has been reverted.

Besides, this effect has no impact on cash nor on P&L. As the Company adopts hedge accounting, this accounting effect is recorded directly in the shareholders’ equity.

Since the end of the second quarter, the Company has proceeded with its liability management process, allocating a portion of the proceeds from the sale of PT Portugal to the prepayment of its debt. In 3Q15, current amortizations and prepayments totaled R$ 5,516 million. In the quarter, there were no ECA disbursements or any other funding.

The Company ended 3Q15 with a cash balance of R$ 16,415 million, resulting in net debt of R$ 37,241 million, 7.5% or R$ 2,597 million up q.o.q. Excluding the accounting effect of the change in the exchange coupon curve, net debt increased R$ 1,078 million in a sequential basis (+3.1%).

At the end of 3Q15, foreign-currency represented 77.6% of total consolidated debt in the period. However, at the end of the quarter, this portion of gross debt was fully hedged against exchange rate fluctuations through swaps, NDFs and cash in foreign currency.

The debt’s consolidated average term remained at 3.7 years in 3Q15. This amount was also influenced by Oi S.A.’s and PTIF’s short-term debt, especially Bond Euro 2016 (Feb/16), revolving lines in dollars (Oct/16) and Bond BRL 9.75% (Sep/16).

Table 11 - Net Debt Variation

R$ million	3Q15	3Q14	2Q15
Net Debt BoP	34,644	46,239	32,557
(-) Routine EBITDA	1,740	2,375	1,816
(-) Non-recurring Revenues (Expenses) (1)	0	0	-37
(+) Capex (2)	950	1,670	1,041
(+) Assets in Escrow	248	329	237
(+) Corporate Taxes	84	202	79
(+) PIS / COFINS on ICMS	0	53	0
(+) ∆ Working Capital (3)	-228	-169	463
(+) 3G/4G Licenses	0	0	554
(+) Anatel Fees	0	0	325
(+) Net Financial Charges	1,763	1,187	1,167
(+) Accounting impact from MTM of derivatives	1,519	0	0
(-) Net cash position - assets held for sale	0	-83	0
(+) FX Variation	0	461	0
(+) Other Variations	0	119	0
Net Debt EoP	37,241	47,799	34,644

(1)    Excludes asset sales.

(2)    Economic Capex in the period.

(3)    Includes the difference between economic Capex and Capex disbursement.

In 3Q15, net debt totaled R$ 37,241 million, +7.5% q.o.q., chiefly due to the impact of the temporary accounting effect of R$ 1.5 billion related to the MTM (mark-to-market) of derivatives, as mentioned previously. Excluding this accounting effect, the net debt variation was +R$ 1,078 million, an improvement over the previous quarter (+R$ 2,087 million), due to the better operating result and the absence of regulatory fees in the quarter.

It is worth noting the significant improvement in operating cash flow in the quarter, reflecting the success of the measures initiated at the end of 2014 with a focus on cash generation.

Table 12 - Gross Debt Amortization Schedule

(R$ million)	2015	2016	2017	2018	2019	2020 onwards	Total
Schedule for the Amortization of Gross Debt
Amortization in Real	593	3,533	2,476	2,482	2,419	1,991	13,493
Amortization in Euro + swap	700	4,018	5,170	3,288	3,101	9,615	25,892
Amortization in Dollar + swap	-211	3,803	1,314	1,129	439	7,796	14,270
Gross Debt Amortization	1,083	11,354	8,960	6,899	5,958	19,403	53,656

Table 13 - Gross Debt Breakdown

R$ million

Breakdown of Gross Debt	3Q15
Int’l Capital Markets	40,382
Local Capital Markets	4,245
Development Banks and ECAs	9,183
Commercial Banks	6,819
Hedge and Borrowing Costs	-6,972
Total Gross Debt	53,656

On September 30, 2015, the Company had credit lines already contracted and available for disbursement as shown below:

•  BNB: R$ 371 million line of credit

•  Revolving credit lines with commercial banks:

•      R$ 1,192 million in dollars

•      R$ 1,500 million

•  ECAs: R$ 654 million in dollars/euros

Asset Disposals

Since 2012, Oi has entered into several agreements to divest non-strategic assets. The objective of these transactions is to monetize assets that are not essential to the Company’s operations, in order to increase Oi’s financial flexibility and obtain savings, once the Company acquires the related service in more favorable financial conditions, and to add value for its shareholders.

These transactions, however, result in additional lease costs to the Company who naturally does not rely upon future revenues from these assets. On the other hand, there are savings in terms of Capex and maintenance costs related to these assets. Therefore, once each transaction is completed, the Company’s results are subject to the effects of the above-mentioned items, net of taxes.

It is important to highlight that the cost of these transactions (including costs, expenses, Capex and fiscal effects), is lower than the Company’s average funding costs.

The table below shows more details regarding these previously announced transactions:

Table 14 - Disposal of Assets

Pro-forma Numbers	Fixed Towers	Real Estate(1)	Fixed Towers	Globe Net	Mobile Towers	Mobile Towers
Date of Signed Contract	Apr/13	Jul/13	Jul/13	Jul/13	Dec/13	Jun/14
Term of lease (years)	20 - 40	-	20 - 40	13	15	15
Quantity	4,226	1	2.113	-	2,007	1,641
Date of Closing	Aug/13	Sep/13	Nov/13	Dec/13	Mar/14	Dec/14
Transaction value (R$ billion)	1.1	0.2	0.7	1.8	1.5	1.2
EBITDA impact of disposals (R$ billion)	n.m.	0.2	n.m.	1.5	1.3	1.1

(1) - Cash-in still pending

The chart above reflects the Management’s current view and is subject to various risks and uncertainties, including economic, regulatory and antitrust factors. Any changes to these assumptions or factors may lead to actual results differ from current expectations.

Oi S.A. Consolidated

Income Statement - R$ million	3Q15	3Q14	2Q15	9M15	9M14
Net Operating Revenues	6,827	6,968	6,784	20,651	20,925
Operating Expenses	-4,649	-4,709	-4,885	-14,563	-13,910
Personnel	-691	-703	-622	-1,930	-2,089
Interconnection	-511	-632	-451	-1,468	-2,061
Third-Party Services	-1,574	-1,567	-1,619	-4,746	-4,600
Network Maintenance Service	-529	-488	-501	-1,490	-1,401
Handset Costs/Other (COGS)	-20	-182	-48	-217	-463
Marketing	-136	-205	-98	-273	-512
Rent and Insurance	-928	-772	-823	-2,637	-2,348
Provision for Contingencies	-186	-137	-269	-678	-494
Provision for Bad Debt	-184	-143	-182	-536	-524
Taxes and Other Revenues (Expenses)	-216	-442	-224	-867	-1,304
Other Operating Revenues (Expenses), net	326	561	-48	278	1,887
EBITDA	2,178	2,260	1,899	6,088	7,015
Margin %	31.9%	32.4%	28.0%	29.5%	33.5%
Depreciation and Amortization	-1,287	-1,151	-1,272	-3,778	-3,341
EBIT	891	1,108	627	2,310	3,674
Financial Expenses	-5,977	-1,375	-1,780	-9,333	-4,259
Financial Income	4,004	379	570	4,881	1,033
Income Before Tax and Social Contribution	-1,082	113	-583	-2,141	447
Income Tax and Social Contribution	55	-61	141	258	-352
Net Earnings (Loss) from Continuing Operations	-1,027	52	-442	-1,883	95
Net Results from Discontinued Operations	6	-47	1,113	1,086	-80
Consolidated Net Earnings (Loss)	-1,021	5	671	-797	15
Margin %	-15.0%	0.1%	9.9%	-3.9%	0.1%
Profit (Loss) attributed to the controlling shareholders	-981	8	620	-762	14
Profit (Loss) attributed to the non-controlling shareholders	-40	-3	51	-35	1
Outstanding Shares Thousand (ex-treasury)	700,461	842,766	700,461	747,896	541,094
Earnings per share (R$)	-1.4000	0.0091	0.8849	-1.0191	0.0264

Oi S.A. Consolidated

Balance Sheet - R$ million	09/30/2015	06/30/2015	09/30/2014
TOTAL ASSETS	101, 189	93, 310	107, 802
Current	41,010	38,041	28,454
Cash and cash equivalents	13,192	13,496	3,354
Financial investments	3,101	3,022	257
Derivatives	1,839	391	415
Accounts Receivable	8,045	7,831	9,238
Inventories	442	447	769
Recoverable Taxes	698	577	1,045
Other Taxes	939	957	1,174
Assets in Escrow	1,253	1,231	1,086
Held-for-sale Assets	10,167	8,449	6,533
Other Current Assets	1,334	1,642	4,583
Non-Current Assets	60,179	55,269	79,348
Long Term	31,291	26,139	23,613
.Recoverable and Deferred Taxes	10,778	8,530	8,085
.Other Taxes	743	697	776
.Financial investments	122	119	194
.Assets in Escrow	12,938	12,758	12,148
.Derivatives	6,354	3,681	2,036
.Other	356	355	374
Investments	141	143	288
Property Plant and Equipment	25,417	25,522	35,919
Intagible Assets	3,330	3,465	19,528

TOTAL LIABILITIES	101, 189	93, 310	107, 802
Current	21,236	18,261	20,022
Suppliers	4,430	4,036	6,339
Loans and Financing	8,733	6,956	5,067
Financial Instruments	1,343	1,037	469
Payroll and Related Accruals	630	520	992
Provisions	1,223	1,084	1,524
Pension Fund Provision	35	23	113
Payable Taxes	388	259	439
Other Taxes	1,422	1,435	1,676
Dividends Payable	90	113	186
Liabilities associated to held-for-sale assets	897	1,043	648
Authorizations and Concessions Payable	834	822	634
Other Accounts Payable	1,211	932	1,934
Non-Current Liabilities	60,095	56,583	61,695
Loans and Financing	51,366	47,251	48,459
Financial Instruments	407	107	61
Payable and Deferred Taxes	0	0	1
Other Taxes	891	902	863
Contingency Provisions	3,327	4,025	3,735
Pension Fund Provision	363	333	3,822
Outstanding authorizations	9	9	693
Other Accounts Payable	3,732	3,956	4,062
Shareholders’ Equity	19,858	18,466	26,085
Controlling Interest	18,039	17,006	24,606
Minority Interest	1,819	1,460	1,479

Please note

The main tables in this Press Release will be available in Excel format in the “Financial Information / Quarterly Reports” section of the Company’s website (www.oi.com.br/ir).

Definitions of the terms used in the Press Release are available in the Glossary section of the Company’s website:

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&conta=44&tipo=44334

Signing of exclusivity agreement for potential transaction that enables the consolidation of the sector

On October 30, Oi informed its shareholders and the market in general that, on October 28, 2015, after having evaluated the exclusivity proposal for the potential transaction with the purpose of making possible a consolidation of the Brazilian telecommunications sector involving a potential business combination with TIM Participações S.A., which was delivered by L1 Technology disclosed by Oi in the Material Fact dated October 26, 2015, Oi sent a letter to L1 Technology , containing an exclusivity counterproposal, by which Oi and L1 Technology would grant each other a mutual right of exclusivity for a period of seven (7) months from October 23, 2015, with respect to, primarily, business combinations involving companies or assets in the Brazilian telecommunications sector.

Oi has received confirmation that L1 Technology agrees with all the terms of the counterproposal. As a result, Oi and L1 Technology are bound by exclusivity for the period of seven (7) months from October 23, 2015.

If the transaction is completed, we expect it would lead to a reduction in the leverage of Oi, becoming a more robust player, and would lead to the generation of important synergies and economies of scale, promoting value generation for all of our shareholders. A potential business combination of Oi and TIM Participações should result in the creation of a more complete and well-positioned telecommunications operator that would be able to compete against global players already operating in Brazil. Customers should benefit from the resulting strengthening of the Company.

For further information, please access the Material Fact:

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=218613

Voluntary conversion of preferred into common shares

On October 8, Oi informed, in continuation of the Material Fact and the Notice to the Market disclosed on October 2, 2015, as well as the Notice to the Shareholders dated September 2, 2015, informed its shareholders and the market in general that the Board of Directors of Oi, in a meeting held on this date, confirmed the voluntary conversion of preferred shares into common shares issued by Oi (“Voluntary Conversion”), approved the effective conversion of the preferred shares tendered for conversion with BM&FBovespa and Banco do Brasil, and accepted for exchange the American Depositary Shares (“ADSs”) representing preferred shares (“Preferred ADSs”) that tendered their Preferred ADSs.

After the market closes on October 9, 2015 the common shares issued as a result of the Voluntary Conversion were available in the custody accounts kept at the BM&FBovespa or Banco do Brasil of the respective shareholders that declared their intentions to convert their preferred shares, and could be traded by its holders on the BM&FBovespa from October 13, 2015. The Company also expects that the ADSs representing new common shares as a result of the Offer to Exchange in connection with the Voluntary Conversion will be issued on October 13, 2015.

The Board of Directors of Oi also approved the call for an extraordinary general meeting, in order to reflect the outcome of the Voluntary Conversion in the Bylaws of the Company.

Concluded the Voluntary Conversion, 155,915,486 preferred shares that were not tendered for conversion or exchange by their holders remain outstanding.

For further information, please access the Notices to the Market:

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=218040

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=217703

NYSE’s continued listing standard

On October 13, Oi informed that on September 14, 2015, Oi S.A. (“Oi” or “Company”) received notice from the New York Stock Exchange, Inc. (the “NYSE”) that it was not in compliance with NYSE’s continued listing standard that requires that the average closing price of a company’s listed securities not fall below $1.00 per share for any consecutive 30 trading-day period.

Under NYSE rules, Oi has a period of six months from the receipt of the NYSE notice to regain compliance with the minimum share price requirement. During the interim period, Oi’s American Depositary Shares, each representing one Oi common share (“Common ADSs”), and Oi’s American Depositary Shares, each representing one Oi preferred share (“Preferred ADSs”), will continue to be listed and traded on the NYSE, subject to the Company’s compliance with other NYSE continued listing requirements.

Oi intends to amend the terms of its Common ADSs and Preferred ADSs to increase the number of common shares and preferred shares of the Company represented by the Common ADSs and Preferred ADSs, respectively, in order to regain compliance with the NYSE’s minimum share price requirement. Oi has not yet determined the applicable ratios of shares per ADS, but intends to select these ratios with the expectation that following these amendments, Oi will be in compliance with the NYSE’s minimum share price requirement for the foreseeable future. The amendments of the terms of the Common ADSs and Preferred ADSs must be approved by Oi’s board of directors and Brazilian Securities Commission (Comissão de Valores Mobiliários). Oi intends to implement this change in ratio prior to March 14, 2016.

For further information, please access the Notice to the Market:

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=217946

Moody’s rating

On October 7, Oi disclosed to its shareholders and the market in general that Moody’s announced its revision of the credit rating attributed to the Company, downgrading the long-term global scale credit rating to Ba3 from Ba1 and certain obligations of the Company to B1 from Ba2. The outlook is negative.

For further information, please access the Notice to the Market:

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=217823

Oi remains in the Dow Jones Sustainability index (DJSI) for the third consecutive year

On September 11, Oi informed for the third consecutive year, Oi is included in the Dow Jones Sustainability index (DJSI) of the New York Stock Exchange, which considers the companies with the best sustainability practices worldwide. The index is revised annually, based on a questionnaire responded by companies and information publicly available in annual reports and investor relations websites. Oi remains as the only Brazilian telecommunications company in the DJSI Emerging Markets category.

Oi’s continuity in the index reflects the company’s commitment to corporate governance and sustainability initiatives and reassures its commitment with transparency and good management practices. The DJSI is one of the most important references for asset management institutions that use the index as basis for their investment decisions.

Oi is also one of 10 Brazilian companies included in the new Euronext-Vigeo Emerging Markets 70 index of the Euronext stock exchange. Oi is also included in the BM&FBOVESPA’s Efficient Carbon Index (ICO2).

For further information, please access the Notice to the Market:

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=217150

CVM INSTRUCTION 358, ART. 12: Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly-held company, must notify the Securities Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5% or more of any type or class of its share, or of rights over those shares or other securities that it has issued.

	Capital	Treasury	Free-Float(1)
Common	286,155,319	55,830,354	230,323,511
Preferred	572,316,691	102,150,550	470,162,296
Total	858,472,010	157,980,904	700,485,807

Shareholding position as of September 30, 2015.

Due to recent movements of share ownership after the voluntary conversion of preferred shares into common shares completed on October 9th, 2015, below the most updated public shareholding structure:

Notes: Percentages refer to the share of the total capital of the Company.

Portuguese

Date:		Thursday, November 12, 2015
1:00 p.m. (Brasília) / 10:00 a.m. (NY) / 3:00 p.m. (UK)

Acess:		Phone: +55 (11) 2188-0155

Webcast: Click here

Replay:		+55 (11) 2188-0400
Available until November 18, 2015
Code: Oi

English

Date:		Thursday, November 12, 2015
11:00 a.m. (Brasília) / 8:00 a.m. (NY) / 1:h00 p.m. (UK)

Acess:	Phone:	1-877-883-0383 (USA)
1-412-902-6506 (other countries)
Code: 9286525

Webcast: Click here

Replay:		1-877-344-7529 (USA)
1-412-317-0088 (other countries)
Available until November 18, 2015
Code: 10074339

This report includes consolidated financial and operating data for Oi S.A. and its direct and indirect subsidiaries as of June 30, 2015. In compliance with CVM instructions, the data are presented in accordance with international financial reporting standards (IFRS).

On June 2, 2015, Oi S.A. informed its shareholders and the market in general that, after satisfying all of the contractual conditions precedent, the sale by Oi of all shares issued by PT Portugal SGPS, S.A. (“PT Portugal”) to Altice Portugal, S.A. (“Altice Portugal”), primarily encompassing the operations conducted by PT Portugal in Portugal and Hungary, became effective on that date. For more information about the accounting treatment and the impact on the financial statements, refer to the interim financial information (ITR) for the period ended on June 30, 2015.

In order to provide a clearer understanding of the Company’s performance, we have prepared pro-forma consolidated figures for operational indicators, revenues, costs and expenses (EBITDA), depreciation/amortization and investments.

Due to the seasonality of the telecom sector in its quarterly results, the Company will focus on comparing its financial results with the same period of previous year.

This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as “projects”, “estimates”, “anticipates”, “expects”, “plans”, “hopes” and so on, is intended to indicate possible trends and forward-looking statements which, clearly, involve uncertainty and risk, so that future results that may differ from current expectations. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results that differ from current expectations. Excessive reliance should not be placed on these statements.

Forward-looking statements relate only to the date on which they are made, and the Company is not obliged to update them as new information or future developments arise. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information contained herein is unaudited and may therefore differ from the final results.

Oi - Investor Relations

Marcelo Ferreira	55 (21) 3131-1314	marcelo.asferreira@oi.net.br

Cristiano Grangeiro	55 (21) 3131-1629	cristiano.grangeiro@oi.net.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2015

PHAROL, SGPS S.A.

By:	/s/ Luis Sousa de Macedo

Luis Sousa de Macedo
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.